                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636

--------------------------------------------------------------------------------


          Provides Status Update on Late Filing of Financial Statements


December 9, 2005... Toronto, Ontario - Kinross Gold Corporation ("Kinross" or the "Company") (TSX-K; NYSE-KGC). Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

On November 30, 2005 Kinross filed its audited financial statements for the year ended December 31, 2004 including the comparative audited restated financial statements for the year ended December 31, 2003 and its related management discussion and analysis ("MD&A"). Kinross also filed its restated quarterly financial statements and MD&A's for 2004.

Kinross is currently working to finalize and file its quarterly financial statements for 2005 and other required regulatory filings in order to bring the Company current and expects to do so in the near future.

An application has been made to the Ontario Superior Court of Justice to obtain an extension to the previous order which required Kinross to hold its shareholders meeting by December 31, 2005. The application is scheduled to be heard on December 13, 2005. Kinross intends to hold its annual shareholders meeting for the year ended December 31, 2004 on January 26, 2006.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of December 19, 2005.

--------------------------------------------------------------------------------

For additional information, e-mail info@kinross.com or contact:

CHRISTOPHER T. HILL                   TRACEY M. THOM
Senior Vice President,                Director, Investor Relations
Corporate Communications              and Communications
Tel. (416) 365-7254                   Tel. (416) 365-1362